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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY
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IN RE MAXTOR CORPORATION
SHAREHOLDERS LITIGATION
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                              CONSOLIDATED AMENDED
                             CLASS ACTION COMPLAINT

                                  INTRODUCTION

     Plaintiffs bring this action individually and on behalf of the public shareholders of Maxtor Corporation ("Maxtor" or the "Company") seeking redress for breaches of fiduciary duties by Maxtor, the Board of Directors of Maxtor and Hyundai (defined below) in connection with Hyundai's offer to purchase the Maxtor shares which it does not already own for $6.70 per Maxtor share (the "Buyout").

                                  THE PARTIES

     1. Plaintiff Elaine Wacholder owns, and since prior to the announcement of the transaction complained of, has owned Maxtor common stock, which were purchased prior to the Company's announcement of the Buyout.

     2. Plaintiff Nathan Silber owns, and since prior to the announcement of the transaction complained of, has owned Maxtor common stock, which were purchased prior to the Company's announcement of the Buyout.

     3. Plaintiff Cynthia Alison Barrington owns, and since prior to the announcement of the transaction complained of, has owned Maxtor common stock, which were purchased prior to the Company's announcement of the Buyout.

     4. Defendant Maxtor is a Delaware corporation with executive offices at 211 River Oaks Parkway, San Jose, California. Maxtor manufactures, designs and markets magnetic and optical data storage products, such as magnetic disk drives, optical disk drives and storage subsystems. As of August 4, 1995, Maxtor had over 52,000,000 shares of common stock outstanding held by 1,827 shareholders of record.

     5. Defendant Hyundai Acquisition, Inc. (the "Purchaser"), is a Delaware corporation and a wholly-owned subsidiary of defendant Hyundai Electronics America. The Purchaser was formed as an acquisition vehicle in connection with the Buyout.

     6. (a) Defendant Hyundai Electronics America ("HEA") is a California corporation with principal executive offices at 510 Cottonwood Drive, Milpitas, California. HEA is engaged in the business of marketing semiconductors and information systems such as personal computers and monitors.

     (b) Defendant HEA is the wholly-owned subsidiary of Hyundai Electronics Industries Co., Ltd. ("HEI"), which is engaged in the business of designing, manufacturing, assembling and marketing semiconductors, information systems, telecommunication equipment and other electronic equipment and instruments and is the parent of Hyundai Heavy Industries Co., Ltd. ("HHI") which is engaged in the business of ship building, the development and manufacture of heavy equipment, and the design and construction of electric and nuclear power plants; Hyundai Corporation ("HC"), a general trading company selling consumer and other manufactured goods, textiles and raw materials; and Hyundai Merchant Marine Co., Ltd. ("HHM"), which is in the business of shipping and freight forwarding. HEI, HHI, HC and HMM are collectively referred to herein as the "Hyundai Shareholders." The term "Hyundai" as used herein refers collectively to the Purchaser, HEA and the Hyundai Shareholders.
                                               CONSOLIDATED
                                               C.A. NO. 14668
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     7. As of October 10, 1995, the Hyundai Shareholders reportedly owned 39.8%
of Maxtor's outstanding common stock. As such, together with Hyundai's domination and control of the Maxtor Board of Directors, the Hyundai Shareholders effectively control Maxtor and thus owe Maxtor and its public shareholders fiduciary duties.

     8. Defendant Mong Hun Chung ("Chung") is, and has been since February 1994, Chairman of the Board of Directors of defendant Maxtor. Defendant Chung has also been Chairman of the Board of Directors of HEI since January 1992.

     9. Defendant Chong Sup Park ("Park") is President, Chief Executive Officer ("CEO") and a director of defendant Maxtor. He was appointed CEO and President in February 1995, and a director in February 1994. Defendant Park has also held various management positions with HEI. From 1990 to February 1992 he was Senior Vice President of Sales and Marketing, and from 1985 to 1989 he was President and CEO of HEA.

     10. Defendant In Baik Jeon ("Jeon") is, and has been since February 1994, a director of defendant Maxtor. Prior to 1994, defendant Jeon held various management positions with Hyundai, including Vice President, Corporate Planning of HEI from 1991 to 1994 and Senior Vice President of HEA from 1988 to 1991.

     11. Defendant Gregory M. Gallo ("Gallo") is, and has been since December 1987, a director of defendant Maxtor. Defendant Gallo is also a partner with the law firm of Gray Cary Ware & Friedenrich, the Company's chief outside counsel.

     12. Defendant Richard D. Balanson ("Balanson") is, and has been since October 1994, Executive Vice President and a director of defendant Maxtor.

     13. Defendant Charles F. Christ ("Christ") is, and has been since August 1995, a director of defendant Maxtor.

     14. Defendant Charles Hill ("Hill") is, and has been since March 1992, a director of defendant Maxtor.

     15. The foregoing individuals, as officers and/or directors of Maxtor (collectively, the "Individual Defendants"), owe fiduciary duties to plaintiffs and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

     16. Plaintiffs bring this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other shareholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     17. This action is properly maintainable as a class action for the following reasons:

          a. The Class is so numerous that joinder of all members is impracticable. There are hundreds if not thousands of stockholders of Maxtor stock who are members of the Class.

          b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

          c. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include inter alia, the following:

             (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits themselves at the expense of the members of the Class;

             (ii) Whether the individual defendants, as officers and/or directors of the Company, and the Hyundai Shareholders, as the controlling stockholders of Maxtor, have fulfilled and are capable of fulfilling, their fiduciary duties to plaintiffs and the other members of the Class;

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             (iii) Whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

             (vi) Whether defendants have initiated and timed the Buyout unfairly to benefit Hyundai at the expense of Maxtor's public shareholders.

     d. The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

     e. Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.

     f. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions in various parts of the country.

                            SUBSTANTIVE ALLEGATIONS

     18. On or about November 8, 1995, HEA caused to be filed with the Securities and Exchange Commission ("SEC") its Schedule 14D-1 tender offer statement (the "Tender Offer"). The Tender Offer purports to explain, inter alia, the circumstances leading to the Buyout and the reasons for the Maxtor Board's recommendation that the Buyout be approved by Maxtor's shareholders.

     19. Based on the Tender Offer's description of Hyundai's relationship with Maxtor, it is apparent that for over two years, Hyundai has systematically entered into agreements with Maxtor and infiltrated management and the Board of Maxtor in an effort to gain control of Maxtor and ultimately buy out the public shareholders of Maxtor at an unfair and inadequate price. This has been accomplished in breach of the Hyundai Shareholders' and the Maxtor Board's fiduciary duties owed to plaintiffs and the Class. Defendants also have breached their duty of candor and full disclosure by agreeing to the Buyout without disclosing to Maxtor shareholders material information, possessed by defendants, that would allow plaintiffs and the other members of the Class to make an informed decision as to whether to tender their shares of Maxtor common stock.

HYUNDAI GAINS CONTROL OF MAXTOR

     20. As explained in the Tender Offer, in early 1993, reportedly due to sustained losses and increased competition in the disk drive industry, the Company sought to increase its capital base either by issuing additional equity or selling all or part of the Company. In March 1993, the Company contacted HEI and its affiliates to discuss a possible transaction and in May 1993, the Company retained Bear Stearns to help explore strategic alternatives. After several months of negotiations, Maxtor announced, on or about September 10, 1993, that it had reached a definitive agreement with HEI regarding a strategic partnership between the companies.

     21. According to the agreement, HEI was to invest $150 million in Maxtor in exchange for approximately 19.4 million shares of Maxtor common stock representing a per share purchase price of $7.70 and constituting approximately 40% of Maxtor's outstanding stock (the "Stock Purchase Agreement"). The stock that was issued to the Hyundai Shareholders was a special series of common stock entitling the Hyundai Shareholders to representation on Maxtor's Board of Directors proportionate to their share ownership, and certain voting rights. Almost immediately, on September 13, 1993, the Hyundai Shareholders announced their intention to appoint a new Maxtor chairman to replace James McCoy, then Chairman of the Company's Board of Directors.

     22. On December 20, 1993, The Company's stockholders voted to approve Hyundai's investment in the Company and to amend and restate the Company's certificate of incorporation. Thus, on February 3, 1994, the Hyundai Shareholders purchased 19,480,000 Class A shares of Maxtor for $149,996,000.

     23. Also on February 3, 1994, the Hyundai Shareholders nominated defendants Chung, Park and Jeon as directors of the Company. Those defendants all held management positions with Hyundai prior to their

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appointment to the Maxtor Board and were therefore beholden to Hyundai and were conflicted in all dealings between Maxtor and Hyundai. On February 7, 1994, the Maxtor Board of Directors increased the authorized number of directors from five to eight and elected defendants Chung, Park and Jeon as directors. Also, on February 7, 1994, the Board of Directors elected defendant Chung (HEI's Chairman) as Chairman of the Board of Maxtor.

     24. An additional immediate effect of the Stock Purchase Agreement was to give the Hyundai Shareholders considerable influence over major strategic and operational decisions of the Company. The Hyundai shareholders' large equity stake in the Company and the "Consent Rights" granted to them pursuant to the Stock Purchase Agreement created impediments to, and effectively blocked, a sale of the Company to a third party. The Consent Rights provide that the Hyundai Shareholders have approval rights over any corporate sale of the Company until February 3, 1999. After 1999, the Hyundai Shareholders still retain a right of first refusal. These Consent Rights also limit the members of Maxtor's Board of Directors in the exercise of their fiduciary duties to plaintiffs and the Class in a sale of the publicly held shares of Maxtor.

     25. Hyundai's control became even stronger in December 1994, when Maxtor's Board of Directors, which was now being led, for all practical purposes, by appointees of Hyundai, began to consider expanding the relationship with HEI from a purely financial orientation to a more strategic focus. Towards this end, in January of 1995, the Company and HEI entered into a memorandum of understanding concerning the creation of a manufacturing partnership.

     26. Further increasing Hyundai's stranglehold on Maxtor, on February 8, 1995, then President and Chief Executive Officer Larry Smart resigned his position and the Board of Directors of Maxtor appointed defendant Park as President and Chief Executive Officer of the Company.

HYUNDAI PLANS TO ACQUIRE THE REMAINING SHARES OF MAXTOR

     27. In July 1995, the Company's management (by that time, controlled by defendant Park) advised the Board (whose Chairman was defendant Chung) that management would seek out a new credit facility, but that in light of the Company's financial condition, any such facility would need to be supported by the guaranty of HEI. The Maxtor Board considered the advisability of engaging in a more broad-reaching transaction, such as a sale of the Company, but could not do so largely because of the Consent Rights granted to the Hyundai Shareholders pursuant to the Stock Purchase Agreement. On July 17, 1995, HEI agreed to provide an unconditional guaranty of up to $100 million of prospective borrowings by the Company.

     28. During the Summer of 1995, the Company's management developed a strategic business plan which was intended to improve the Company's operational facilities, with the goal of making the Company one of the top three companies in the disk drive industry within two years. In order to make this plan a reality, however, Maxtor required significant capital investment in manufacturing, and management concluded that the Company lacked the financial resources to fully execute the plan by itself.

     29. The Maxtor Board considered the possibility of negotiating an outsourcing arrangement under which the Company would sell all of its manufacturing facilities and Hyundai would manufacture and supply the Company with all of its disk drive requirements.

     30. In order to negotiate this investment, Maxtor's full Board of Directors formed a special committee of supposedly independent directors (the "Special Committee") comprised of defendants Hill, Christ and Gallo. The Special Committee in turn retained Bear Stearns as its advisor because Bear Stearns was familiar with the Company, having represented the Company in connection with its sale of shares to Hyundai pursuant to the Stock Purchase Agreement. Not surprisingly, the Special Committee concluded that the universe of credible buyers for the Company's facilities appeared to be limited, and HEI appeared to be the most logical buyer of the Company's manufacturing assets in light of the financial and other support previously provided to the Company by HEI and the financial resources of HEI and its affiliates.

     31. On September 19, 1995, the Company and HEI signed a non-binding memorandum of understanding providing that HEI would acquire all the Company's manufacturing facilities in Singapore, Hong Kong and Thailand for $100 million and that HEI and the Company would enter into a long-term

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manufacturing and supply agreement under which HEI would manufacture and supply all the Company's disk drive requirements.

     32. While discussions with Hyundai were ongoing regarding the outsourcing arrangement, Maxtor engaged in discussions with a third party interested in a strategic alliance, but the interested party soon rejected the notion of a joint venture or merger solely with Maxtor.

     33. The interested third party did express an interest in a joint venture or business combination with Hyundai, however. Toward that end, the third party suggested an acquisition of Maxtor by Hyundai and a subsequent joint venture between the two entities. Hyundai, also expressed interest in such a transaction.

     34. Shortly thereafter, defendant Chung informed defendant Park that Hyundai was interested in acquiring the common stock of Maxtor that it did not already own. On October 16, 1995, Merrill Lynch was retained by Hyundai to evaluate the possibility of acquiring the remaining equity interest in the Company.

     35. On October 17, 1995, Maxtor determined that a sale of the Company was a feasible alternative to the proposed outsourcing transaction and the Special Committee was charged with responsibility for negotiating such a sale.

     36. By October 24, 1995, HEI informed the Special Committee that it wished to purchase the remaining Maxtor shares at $5.15 per share. Bear Stearns advised the Special Committee that based on different models it utilized, it could justify a range of prices between $6.30 and $12.33 per share. Bear Stearns further advised the Special Committee that it should propose a price of $10.75 per share. On October 25, 1995, Maxtor rejected the $5.15 offer and suggested an acquisition price of $10.75 per share.

     37. Negotiations from that point saw Maxtor lower its price dramatically and often, without similar response from Hyundai. For example, on October 25, 1995, Hyundai rejected Maxtor's $10.75 counteroffer and simply reiterated its original $5.15 offer. Despite receiving no counteroffer from Hyundai, Maxtor, bargaining against itself, dropped its demand by $2.75 to $8 per share on October 26, 1995.

     38. On October 27, 1995, the Special Committee was advised that management (i.e., Hyundai) reported that several of the Company's suppliers had indicated their intention to change the terms upon which they extended credit to the Company. The Special Committee was also informed that these suppliers expressed "discomfort" at the Company's reaction to Hyundai's original offer.

     39. On October 29, 1995, Hyundai increased its offer to $6.15 per share. The Special Committee immediately reduced its demand further still to $7.15 per share. Nevertheless, by October 31, 1995, fearing repercussions from Hyundai, including that Hyundai might have sought to renegotiate terms of the proposed outsourcing transaction, the Special Committee agreed to accept the price of $6.70 per share despite the fact that this price was almost $6 below Bear Stearns' best valuation for the Company's shares and more than $4 below the Special Committee's initial proposal. Hyundai had come up a mere $1.55 from its original "low-ball" offer.

     40. On November 1, 1995, Hyundai publicly announced that it would acquire the 60.2% of Maxtor's common stock that it did not already own for $6.70 per Maxtor share.

     41. The Buyout offers no meaningful premium to Maxtor's shareholders. Although the price of Maxtor stock has fallen as of late, as recently as September 19, 1995, Maxtor stock closed at $6 per share and on June 23, 1995, Maxtor stock closed at $7 per share. Moreover, the offering price is substantially below what Bear Stearns initially deemed to be a fair price.

     42. Because defendant Hyundai controls Maxtor and because of the Consent Rights granted to the Hyundai Shareholders, no third party, as a practical matter, can expect due consideration of a competing bid for Maxtor without the consent and cooperation of Hyundai.

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                                    COUNT I

             BREACH OF FIDUCIARY DUTIES TO PLAINTIFFS AND THE CLASS

     43. The Buyout is in furtherance of an unfair plan to take Maxtor private, which, if not enjoined, will result in the elimination of the public shareholders of Maxtor. More particularly, the Buyout is in violation of defendants' fiduciary duties and has been timed and structured unfairly in that:

          a. The Buyout is structured to eliminate members of the Class as shareholders of the Company from continued equity participation in the Company at a price per share which defendants know or should know is grossly unfair and inadequate;

          b. Hyundai, by virtue of, among other things, its voting and ownership power, controls and dominates Maxtor and the Maxtor Board of Directors;

          c. Given Hyundai's domination and control of Maxtor and its Board, the Maxtor Board of Directors cannot be expected independently to advocate, and protect the best interests of, and to obtain the best price for, Maxtor's public shareholders;

          d. The Special Committee was not truly independent because, among other things, defendant Gallo's law firm, Gray, Cary, Ware & Friedenrich, is chief legal counsel to Maxtor which is effectively controlled by Hyundai;

          e. Hyundai has unique knowledge of the Company and has access to non-public information relating to the true value of the Company denied or unavailable to other potential bidders;

          f. Given Hyundai's domination and control, the individual defendants cannot be expected independently and actively to advocate and negotiate in the best interest of Maxtor's public shareholders;

          g. Given Hyundai's Consent Rights, the individual defendants are limited in the exercise of their fiduciary duties to obtain the best price for Maxtor's shareholders by seeking third party bid for Maxtor;

          h. In view of defendant Hyundai's control of Maxtor under the circumstances, it is unfair and in violation of defendants' fiduciary duties to consummate the Buyout without first obtaining a recommendation and input by a truly independent representative of the Maxtor public stockholders, obtaining the majority approval of the public shareholders, or otherwise ensuring entire fairness;

          i. The defendants unfairly timed the Buyout to take advantage of the currently depressed stock price of Maxtor; and

          j. The Buyout does not provide plaintiffs and the Class with a fair price for their shares.

     44. By reason of the foregoing acts, practices and course of conduct, plaintiffs and the other members of the Class have been and will be damaged because they will not receive their due proportion of the true value of Maxtor's assets and business.

     45. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiffs and the Class and will consummate the Buyout to the irreparable harm of plaintiffs and the Class.

     46. Plaintiffs and the other members of the Class have no adequate remedy at law.

                                    COUNT II

                  BREACH OF DUTY OF CANDOR AND FULL DISCLOSURE

     47. Defendants breached their duty of candor and full disclosure by agreeing to the Buyout without disclosing to Maxtor's shareholders material information which defendants possessed concerning Maxtor's assets, business and future prospects and concerning Maxtor's relationship with Hyundai and the negotiations for Hyundai's acquisition of the publicly held shares of Maxtor.

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     48. In breach of their fiduciary duties, defendants have failed to disclose accurately and with complete candor all facts material to the Buyout to enable Maxtor's public shareholders to make an informed determination whether to tender their shares of Maxtor common stock. Among other material deficiencies:

          a. defendants have failed to disclose the bases and methodologies underlying Bear Stearns' evaluation and opinion of the fairness of the consideration proffered to Maxtor's public shareholders;

          b. defendants have failed to disclose the circumstances surrounding the negotiations for the acquisition of the publicly held shares of Maxtor and why the individual defendants agreed to sell Maxtor for $6.70 per share when such consideration was at the low end of Bear Stearns' range of values;

          c. defendants have failed to disclose why the Special Committee retreated from its first proposal of $10.75 per share to an offer of $8.00 per share without an intervening counteroffer from Hyundai;

          d. defendants have failed to disclose that the terms of Hyundai's Consent Rights purported to limit Maxtor's directors in the exercise of their fiduciary duty to obtain the best price for Maxtor's shares; and

          e. defendants have failed to disclose that Hyundai dictated the terms of, and the negotiations for, the sale of Maxtor by exercising its control over Maxtor's business dealings.

     49. By reason of the foregoing acts, practices and course of conduct, plaintiffs and the other members of the Class have been and will be damaged.

     50. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiffs and the Class and will consummate the Buyout to the irreparable harm of plaintiffs and the Class.

     51. Plaintiffs and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiffs demands judgment as follows:

          a. Declaring this to be a proper class action and naming plaintiffs as Class representatives;

          b. Ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class;

          c. Ordering defendants to make complete disclosure of all material facts to Maxtor's public shareholders;

          d. Granting preliminary and permanent injunctive relief against the consummation of the Buyout;

          e. In the event the Buyout is consummated, rescinding the Buyout and/or awarding rescissory damages;

          f. Ordering defendants, jointly and severally, to pay to plaintiffs and to other members of the Class all damages suffered and to be suffered by them as the result of the conduct alleged herein;

          g. Ordering defendants, jointly and severally, to account to plaintiffs and the Class for all profits realized and to be realized by them as a result of the conduct complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiffs and other members of the Class;

          h. Awarding plaintiffs the costs and disbursements of the action including allowances for plaintiffs' reasonable attorneys and experts fees; and

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          i. Granting such other and further relief as may be just and proper in the premises.

                                          CHIMICLES, JACOBSEN & TIKELLIS

                                          By:   /s/  ROBERT J. KRINER JR.
                                            Pamela S. Tikellis
                                            Robert J. Kriner Jr.
                                            One Rodney Square
                                            P.O. Box 1035
                                            Wilmington, DE 19899
                                            (302) 656-2500

                                              ROSENTHAL, MONHAIT, GROSS
                                            & GODDESS, P.A.

                                          By:    /s/  JOSEPH A. ROSENTHAL
                                            Joseph A. Rosenthal
                                            First Federal Plaza, Suite 214
                                            P.O. Box 1070
                                            Wilmington, DE 19899-1070
                                            (302) 656-4433

                                            Attorneys for Plaintiffs

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OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Jeffrey G. Smith
Neil L. Zola
270 Madison Avenue
New York, New York 10016
(212) 545-4600

KAUFMAN MALCHMAN KIRBY & SQUIRE, LLP
Irving Malchman
Peter S. Linden
919 Third Avenue
New York, New York 10022
(212) 371-6600

LAW OFFICES OF CURTIS V. TRINKO
Curtis V. Trinko
310 Madison Avenue
14th Floor
New York, New York 10017

LAW OFFICES OF EDELSTEIN & FAEGENBURG
Adam Edelstein
26 Court Street
Suite 1503
Brooklyn, NY 11241
(718) 625-3500

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